Post-Effective Amendment No. 23 to
                                                        SEC File No.  70-7727


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, Inc. ("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07960

                  GPU INTERNATIONAL, INC. ("GPU International")
                           Elmwood Energy Corporation
                              Geddes II Corporation
                         Geddes Cogeneration Corporation
                                EI Selkirk, Inc.
                            EI Canada Holding Limited
                           EI Services Canada Limited
                                NCP Energy, Inc.
                               NCP Lake Power Inc.
                                  NCP Gem, Inc.
                                 NCP Pasco, Inc.
                              NCP Dade Power, Inc.
                             NCP Houston Power, Inc.
                                 NCP Perry Inc.
                                NCP New York Inc.
                      GPU Generation Services - Pasco, Inc.
                      GPU Generation Services - Lake, Inc.
                            GPUI Lake Holdings, Inc.
                              EI Fuels Corporation
                            NCP Commerce Power, Inc.
                              Umatilla Groves, Inc.
                          Armstrong Energy Corporation
                                 GPU Power, Inc.
                            Guaracachi America, Inc.
                              EI Barranquilla, Inc.
                        Barranquilla Lease Holdings, Inc.
                                EI International
                        Los Amigos Leasing Company, Ltd.
                              GPUI Colombia, Ltda.
                       International Power Advisors, Inc.
                           Hanover Energy Corporation
                         Austin Cogeneration Corporation
                           GPU Power Philippines, INc.
                          GPU International Asia, Inc.
                             GPU Power Ireland, Inc.

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                         EI Brooklyn Investments Limited
                          GPU Mississippi Energy, Inc.
                               One Upper Pond Road
                          Parsippany, New Jersey 07054

             (Name of companies filing this statement and addresses
                         of principal executive offices)

                                    GPU, INC.

                     (Name of top registered holding company
                            parent of the applicants)

T. G. Howson,                       Douglas E.  Davidson, Esq.
Vice President and Treasurer        Thelen Reid & Priest LLP
M. J. Connolly,                     40 West 57th Street
Vice President - Legal              New York, New York 10019
S. L. Guibord, Secretary
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey 07960

                        W. Edwin Ogden, Esq.
                        Ryan, Russell, Ogden & Seltzer LLP
                        1100 Berkshire Boulevard
                        P.O. Box 6219
                        Reading, Pennsylvania 19601-0219

                   (Names and addresses of agents for service)





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     GPU, GPU International,  Elmwood Energy Corporation, Geddes II Corporation,
Geddes Cogeneration Corporation, EI Selkirk, Inc., EI Canada Holding Limited, EI Services Canada Limited, NCP Energy, Inc., NCP Lake Power Inc., NCP Gem, Inc., NCP Pasco, Inc., NCP Dade Power, Inc., NCP Houston Power, Inc., NCP Perry Inc., NCP New York Inc., GPU Generation Services - Pasco, Inc., GPU Generation Services - Lake, Inc., GPUI Lake Holdings, Inc., EI Fuels Corporation, NCP Commerce Power, Inc., Umatilla Groves, Inc., Armstrong Energy Corporation, GPU Power, Inc., Guaracachi America, Inc., EI Barranquilla, Inc., Barranquilla Lease Holdings, Inc., EI International, Los Amigos Leasing Company, Ltd., GPUI Colombia, Ltda., International Power Advisors, Inc., Hanover Energy Corporation, Austin Cogeneration Corporation, GPU Power Philippines, Inc. GPU International Asia, Inc., GPU Power Ireland, Inc., EI Brooklyn Investments Limited and GPU Mississippi Energy, Inc. hereby post-effectively amend the application on Form U-1, docketed in SEC File No. 70-7727, as heretofore amended, as follows.

      A. By orders dated November 16, 1995 (HCAR No. 26409), June 14, 1995 (HCAR No. 26307), December 28, 1994 (HCAR No. 26205), September 12, 1994 (HCAR No.
26123) and June 26, 1990 (HCAR No. 25108) in SEC File No. 70-7727 (collectively, the "Orders"), the Commission, among other things, authorized GPU International to engage in preliminary project development and administrative activities ("Project Activities") in connection with its investment in (i) qualifying facilities ("QFs"), as defined in the Public Utility Regulatory Policies Act of 1978, as amended; (ii) exempt wholesale generators (EWGs"), as defined in
Section 32 of the Act; and (iii) foreign utility companies ("FUCOs"), as defined in Section 33 of the Act. Such Project Activities are authorized without any expiration date. The Orders also authorized GPU from time to time through December 31, 1997 to (i) enter into guarantees, support instruments and bank letters of credit reimbursement agreements or similar financial instruments or undertakings ("Guarantees") to secure GPU International's agreement with any person (including, without limitation, project lenders) in connection with GPU International's Project Activities and the acquisition of ownership or participation interests in QF, EWG or FUCO projects; (ii) guarantee the securities or other obligations of EWGs and FUCOs; and (iii) assume liabilities of EWGs and FUCOs, in an amount of up to $500 million. The Orders also authorized GPU International to enter into guarantees and to assume liabilities of EWGs and FUCOs in an aggregate amount of up to $50 million from time to time through December 31, 1997.

      B. By order dated December 22, 1997 (HCAR No. 26802) (the "1997 Order") the Commission extended and modified the prior authorizations contained in the Orders so that GPU is authorized, through December 31, 2000, to, among other things, (i) enter into

Guarantees (1) to secure or support GPU International's agreement with any person (including, without limitation, project lenders) in connection with Project Activities and the acquisition of ownership or participation interests in QF, EWG or FUCO projects, including guarantees of any security or other obligation of GPU International or any existing or future subsidiary of GPU International ("GPUI Subsidiary"), provided the issuance and sale of any such security is exempt from the requirement of prior Commission approval under
Section 6(a) of the Act under Rule 52, or has been otherwise authorized by the Commission; (ii) guarantee the securities or other obligations of EWGs and FUCOs; and (iii) assume liabilities of EWGs and FUCOs. The aggregate amount of outstanding face or principal amount of Guarantee obligations and liabilities assumed will not exceed $500 million. The 1997 Order also authorized GPU
International from time to time through December 31, 2000 to enter into Guarantees, and to assume the liabilities of EWGs and FUCOs, in an aggregate amount of up to $150 million and authorized any GPUI Subsidiary which is not an EWG or a FUCO to guarantee the securities or other obligations of their direct or indirect subsidiaries from time to time through December 31, 2000 in an aggregate amount not to exceed, together with the aggregate amount of GPU International guarantees outstanding, $150 million.

      C. Applicants now request that the authority granted by the 1997 Order be extended until June 30, 2004 except to the extent any previously authorized guarantees are exempt under Rules 45 and 52. In all other respects, the transactions heretofore authorized by the Commission in this docket would remain unchanged.

      D.        Rule 54 Analysis.
            (a) As described  below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1).  By Order dated  November 5, 1997 (HCAR No.  35-26773)
(the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At June 30, 2000, GPU's average consolidated retained earnings was approximately $2.4 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $1.8 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $614 million in FUCOs and EWGs as of June 30, 2000.

                  (i) GPU  maintains  books and records to identify  investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

-------------------
1  "Guarantees"  include  guarantees,  support  instruments  and bank letters of
credit   reimbursement   agreements   or  similar   financial   instruments   or
undertakings.

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


                        (A) For each United  States EWG in which GPU directly or
            indirectly holds an interest:

                              (1) the  books  and  records  for such EWG will be
                        kept in conformity with United States generally accepted accounting principles ("GAAP");

                              (2) the financial  statements will be prepared in
                        accordance with GAAP; and

                              (3) GPU  directly  or  through  its  subsidiaries
                        undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

                        (B) For each FUCO or  foreign  EWG  which is a  majority
            owned subsidiary of GPU:

                              (1) the books and records for such subsidiary will
                        be kept in accordance with GAAP;

                              (2) the financial  statements for such  subsidiary
                        will be prepared in accordance with GAAP; and

                              (3) GPU  directly  or  through  its  subsidiaries
                        undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

                        (C) For each FUCO or  foreign  EWG in which GPU owns 50%
            or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                              (1) such entity to  maintain  books and records in
                        accordance with GAAP;

                              (2) the financial  statements of such entity to be
                        prepared in accordance with GAAP; and

                              (3) access by the  Commission  to such  books and
                        records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies

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


                        of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2)
                        (iii) (B) of Rule 53.

                  (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.

                  (iii) Copies of this Application on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(2) In addition, GPU will submit to each such commission copies of any amendments to this Application and a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

                  (iv) None of the provisions of paragraph (b) of Rule 53 render
            paragraph   (a)  of  that   Rule   unavailable   for  the   proposed
            transactions.

                        (A) Neither GPU nor any  subsidiary of GPU having a book
            value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

                        (B) GPU's average consolidated retained earnings for the
            four most recent quarterly periods (approximately $2.44 billion) represented a decrease of approximately $13.7 million (or approximately .5%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.45 billion). The decrease in retained earnings results primarily from a non-recurring loss of $295

-------------------
2 One of GPU's operating subsidiaries, the Pennsylvania Electric Company ("Penelec"), is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

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


            million, after tax, from the sale during the second quarter of 2000 of GPU PowerNet, which provides transmission services in the State of Victoria, Australia.

                        (C) GPU did not incur  operating  losses  from direct or
            indirect investments in EWGs and FUCOs in 1999 in excess of 5% of GPU's December 31, 1999 consolidated retained earnings.

      As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

      Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Application. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

      The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% common equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% common equity and 60.7% debt.

      At June 30, 2000, GPU's common equity and debt represented 31.4% and 68.6%, respectively, of its consolidated capitalization, as set forth in Exhibit H hereto. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(3)

-------------------
3 The first mortgage bonds of GPU's operating subsidiaries, Jersey Central Power & Light Company, Metropolitan Edison Company and Penelec are rated A+ by Standard & Poors Corporation, and A2 by Moody's Investors Service, Inc.

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


      GPU's consolidated retained earnings grew on average approximately 6.5% per year from 1994 through 1999. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings.

      Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

      Reference is made to Exhibit H which sets forth GPU's consolidated capitalization at June 30, 2000 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

      E. GPU's estimated fees, commissions and expenses in connection with the proposed transactions will be filed by further post-effective amendment.

      F. GPU believes that Sections 6(a), 7, 9(a) 10, 12, 32, and 33 of the Act and Rules 45, 53 and 54 thereunder are applicable to the proposed transactions.

      G. No Federal or State commission, other than your Commission, has jurisdiction with respect to the proposed transactions.

      H. It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date but, in any event, not later than December 1, 2000. It is further requested that (iii) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (iv) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (v) there be no waiting period between issuance of the Commission's order and the date on which it is to become effective.

      I. The following exhibits and financial statements are filed in Item 6.

            (a) Exhibits:


                  G      -    Financial Data Schedule.

                  H      -    Capitalization and  Capitalization  Ratios as at
                              June 30, 2000, actual and pro forma.



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


      J. (a) The issuance of an order by your Commission with respect to the transactions contemplated herein is not a major Federal action significantly affecting the quality of the human environment.

      (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the various proposed transactions which are the subject hereof. Reference is made to paragraph G hereof regarding regulatory approvals with respect to the proposed transactions.








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


                                    SIGNATURE

      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    GPU, INC.





                                    By:   /s/ T. G. Howson
                                       ---------------------------------
                                           T. G. Howson,
                                           Vice President and Treasurer



                                    GPU INTERNATIONAL, INC.
                                    Elmwood Energy Corporation
                                    Geddes II Corporation
                                    Geddes Cogeneration Corporation
                                    EI Selkirk, Inc.
                                    EI Canada Holding Limited
                                    EI Services Canada Limited
                                    NCP Energy, Inc.
                                    NCP Lake Power Inc.
                                    NCP Gem, Inc.
                                    NCP Pasco, Inc.
                                    NCP Dade Power, Inc.
                                    NCP Houston Power, Inc.
                                    NCP Perry Inc.
                                    NCP New York Inc.
                                    GPU Generation Services - Pasco, Inc.
                                    GPU Generation Services - Lake, Inc.
                                    GPUI Lake Holdings, Inc.
                                    EI Fuels Corporation
                                    NCP Commerce Power, Inc.
                                    Umatilla Groves, Inc.
                                    Armstrong Energy Corporation
                                    GPU Power, Inc.
                                    Guaracachi America, Inc.
                                    EI Barranquilla, Inc.
                                    Barranquilla Lease Holdings, Inc.
                                    EI International
                                    Los Amigos Leasing Company, Ltd.
                                    International Power Advisors, Inc.
                                    Hanover Energy Corporation

                                    Austin Cogeneration Corporation
                                    GPU Power Philippines
                                    GPU International Asia, Inc.
                                    GPU Power Ireland, Inc.
                                    EI Brooklyn Investments Limited
                                    GPU Mississippi Energy, Inc.



                                    By:   /s/ R. P. Lantzy
                                       ---------------------------------
                                           R. P. Lantzy
                                           President



                                    GPUI COLOMBIA, LTDA.



                                    By:   /s/ L. G. Martinez
                                       ---------------------------------------
                                           L. G. Martinez
                                           Officer


Date: October 25, 2000






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